                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended  May 31, 1996
                                      ------------

                                      or

[   ]      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934.

           For the transition period from               to
                                          -------------    --------------
           Commission File Number   1-11344
                                    -------

                  A. Full title of the plan and the address of the plan, if
            different from that of the issuer named below:

                      INTERMAGNETICS GENERAL CORPORATION
                               IGC SAVINGS PLAN

                  B. Name of issuer of the securities held pursuant to the
            plan and the address of its principal executive office:

                      INTERMAGNETICS GENERAL CORPORATION
                            450 Old Niskayuna Road
                          Latham, New York 12110-0461

                      INTERMAGNETICS GENERAL CORPORATION
                               IGC SAVINGS PLAN

                      Financial Statements and Schedules

                             May 31, 1996 and 1995

                  (With Independent Auditors' Report Thereon)

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                      Financial Statements and Schedules

                             May 31, 1996 and 1995









                               Table of Contents
                               -----------------

Independent Auditors' Report ..............................................    1

Financial Statements:

     Statements of Assets Available for Benefits ..........................    2

     Statements of Changes in Assets Available for Benefits ...............    3

     Notes to Financial Statements ........................................    4

Schedules:

     Item 27(a) - Schedule of Assets Held for Investment Purposes .........   10

     Item 27(d) - Schedule of Reportable Transactions .....................   11

(LETTERHEAD KPMG PEAT MARWICK LLP)













                         Independent Auditors' Report


The Plan Administrator
Intermagnetics General Corporation IGC Savings Plan:

We have audited the accompanying statements of assets available for benefits of Intermagnetics General Corporation IGC Savings Plan as of May 31, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of May 31, 1996 and 1995, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/      KPMG PEAT MARWICK LLP


August 1, 1996

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                  Statements of Assets Available for Benefits

                             May 31, 1996 and 1995



                                                     1996              1995
                                                   --------          --------
Assets:
     Investments, at fair value (note 3)         $  12,274,460       9,331,568
     Cash                                                  132             108
     Participant contributions receivable               43,779          28,862
                                                 -------------      ----------
              Assets available for benefits      $  12,318,371       9,360,538
                                                 =============      ==========



































See accompanying notes to financial statements.

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

            Statements of Changes in Assets Available for Benefits

                   For the years ended May 31, 1996 and 1995



                                                        1996             1995

Investment income:
     Net appreciation in fair value of investments   $    738,165       589,716
     Interest and dividends                               944,835       323,911
                                                     ------------     ---------
                                                        1,683,000       913,627

Contributions:
     Participants                                       1,236,273     1,087,879
     Employer                                             267,515       232,207
                                                     ------------     ---------
         Total additions                                3,186,788     2,233,713
                                                     ------------     ---------

Withdrawals and benefits paid to participants            (202,306)     (274,090)
Administrative expenses                                   (26,649)      (21,116)
                                                     ------------     ---------
         Total deductions                                (228,955)     (295,206)
                                                     ------------     ---------
Net increase                                            2,957,833     1,938,507

Assets available for benefits:
     Balance at beginning of year                       9,360,538     7,422,031
                                                     ------------     ---------

     Balance at end of year                          $ 12,318,371     9,360,538
                                                     ============     =========





















See accompanying notes to financial statements.

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                         Notes to Financial Statements

                             May 31, 1996 and 1995


(1)    Description of the Plan

       The following brief description of the Intermagnetics General
          Corporation IGC Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a) General
            The Plan is a defined contribution employee savings plan covering substantially all employees of Intermagnetics General Corporation (the "Company") and became effective on February 1, 1985, as restated on June 1, 1989. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b) Eligibility
            An employee must complete 12 consecutive months of service from the date of employment, during which time the employee must work at least 1,000 hours and have attained the age of 21 to be eligible to participate in the Plan. Employees can join the Plan on the earliest June 1, September 1, December 1 or March 1 following the date these conditions are met.

       (c) Contributions
            Employees who elect to participate in the Plan may contribute on a pretax basis up to 15% of their annual compensation. Employer contributions to the Plan are made equal to 50% of participant contributions, up to 3% of their gross compensation which includes a participant's base compensation, overtime, fees, tips, profits, bonuses and commissions. Additional profit-sharing contributions are at the discretion of the Company.

            Participant balances may be invested in four different funds: a stable income fund, a balanced fund, an equity fund and the IGC stock fund.

       (d) Participant Accounts
            Participants' accounts are credited with individual and Company contributions. Income earned from Plan assets and appreciation or depreciation in the fair value of Plan assets are allocated to participants' accounts in proportion to the balance in each participants' account on the last valuation date, less distributions, compared to the total account balances of all participants' accounts on the last valuation date, less distributions.

            The accumulated values of participants' accounts as of May 31 were as follows:

                                                      1996            1995
                                                    --------        --------
                  Active participants             $  11,356,433     8,670,849
                  Terminated participants               961,938       689,689
                                                  -------------     ---------
                                                  $  12,318,371     9,360,538
                                                  =============     =========

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

       (e) Vesting and Forfeitures
            All participants are fully vested in their contributions and employer contributions, plus accumulated earnings thereon. A participant vests in profit-sharing contributions, if any, based upon years of service and is 100% vested after five years of continuous service, death or disability, or upon age 65.

            Forfeitures of profit-sharing contributions, if any, from accounts of non-vested terminated participants are allocated to remaining participants in the same manner as Company contributions.

       (f)  Participant Loans
            Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the balance in the participant's account. Loan terms may not exceed five years, unless for the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates at the time the loan is made, as determined by the plan administrator.

       (g)  Payment of Benefits
            On termination of service due to death, disability or retirement, a participant becomes 100% vested and may elect to receive payment in the form of a lumpsum or defer payment until the later of death, disability, retirement or attainment of age 70-1/2. If a participant's account does not exceed $3,500, a lump-sum payment will be made.

            A participant may also elect benefits to be paid under the qualifying financial hardship provisions of the Plan.

(2)    Summary of Significant Accounting Policies
       (a) Basis of Presentation
            The accompanying financial statements have been prepared on an accrual basis and present the assets available for plan benefits and changes in those assets.

       (b) Investments
            Investments are stated at their fair value. The fair values of the participation units owned by the Plan in mutual funds are based on quoted redemption values on the last business day of the Plan year. Intermagnetics General Corporation common stock ("IGC Stock Fund") owned by the Plan is carried at market value based on quoted market prices. Guaranteed investment contracts are valued at contract value as estimated by the respective insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and payment of the insurance companies' Plan administrative expenses. Participant loans are valued at cost, which approximates fair value. Security transactions are recognized under a method that approximates the trade-date basis.

       (c) Administrative Expenses
            Administrative expense paid by the Company on behalf of the Plan were approximately $25,000 and $11,000 during 1996 and 1995, respectively.

       (d) Use of Estimates
            The Plan administrator has made certain estimates and assumptions relating to the reporting of assets available for benefits, investment income, and benefits paid to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

(3)    Investments
       The Plan offers participants the option to choose from stable income, equity or diversified portfolio (equity, bonds and cash) investments. Company contributions are allocated on the same basis as that chosen for participant contributions. Contributions designated as stable income have been deposited with a trust company and two insurance companies under a fixed income fund and guaranteed income group annuity contracts. The guaranteed income group annuity contracts provide for certain limitations on withdrawals, the most significant of which restrict withdrawals to 20% per year for the first five years, and the interest rate which can be earned if withdrawals are made against amounts deposited. Equity contributions are invested in one or both of two funds: (i) a fund comprised of equal portions of the Fidelity Magellan Fund, Fidelity Contra Fund, Fidelity Growth Company Fund and (ii) the IGC Stock Fund. Diversified investment contributions are invested in units of the Massachusetts Mutual Life Insurance Company Balanced Fund.

       During April 1996, the Plan's trustees selected a new investment manager, as further described in note 7. At May 31, 1996, a substantial portion of the respective funds' investments were transferred into the Custody First - U.S. Treasury Money Market Fund and were subsequently invested in accordance with participants' instructions.

       A summary of plan investments as of May 31, 1996 and 1995 follows:

         Year ended May 31, 1996:

                                                                           Net Appreciation
                                                    Number of Shares        (Depreciation)
                                                      or Principal           in Fair Value
                                                         Amount               During Year          Fair Value
                                                    ----------------       ----------------        ----------

         Meridian Trust Short-Term Fixed
              Income Fund                           744,465 shares           $      61,414      $      744,465

         Custody First - U.S. Treasury Money
              Market Fund                         8,969,011 shares                    -              8,969,011

         Custody First - Stable Income
              Collective Investment Trust          151,067 shares                   (5,094)          1,515,468

         Massachusetts Mutual Life Insurance
              Company Balanced Fund                          -                     183,581                   -

         Fidelity Magellan Fund                         79 shares                  159,640               5,934

         Fidelity Contra Fund                          150 shares                  170,216               5,950

         Fidelity Growth Company Fund                  148 shares                  173,741               5,969

         Participant loans                                                            -                507,437

         IGC Stock Fund                             33,030 shares                   (5,333)            520,226
                                                                             -------------      --------------
                                                                             $     738,165      $   12,274,460
                                                                             =============      ==============

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

       Year ended May 31, 1995:

                                                    Number of Shares       Net Appreciation
                                                      or Principal           in Fair Value
                                                         Amount               During Year          Fair Value
                                                    ----------------       ----------------        ----------
         Massachusetts Mutual Life
              Insurance Company Guaranteed
              Income (Group Annuity)
              Contract                                $  934,802             $        -          $     934,802

         Meridian Trust Short-Term Fixed
              Income Fund                              2,201,356                    91,566           2,265,167

         Massachusetts Mutual Life
              Insurance Company Balanced
              Fund                                   6,456 units                    15,752           1,430,831

         Fidelity Magellan Fund                     16,931 shares                  170,096           1,313,709

         Fidelity Contra Fund                       37,268 shares                  152,540           1,281,284

         Fidelity Growth Company Fund               40,966 shares                  140,377           1,291,252

         Participant Loans                                                           -                 419,754

         IGC Stock Fund                             24,737 shares                   19,385             394,769
                                                                             -------------      --------------
                                                                             $     589,716      $    9,331,568
                                                                             =============      ==============


              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

(4)    Summary of Assets Available for Benefits
       A summary of the asset balances (including allocated contributions receivable) as of May 31, 1996 and 1995 and changes in assets available for benefits for the years then ended for each investment fund follows:


                                                                        Stable                                         IGC
                                                                        Income       Balanced         Equity          Stock
                                                                        Fund           Fund            Fund           Fund
                                                                        ------       --------         ------          -----
Assets available for benefits at May 31, 1994                       $ 2,680,902      1,119,366      3,028,500        247,249

  Contributions                                                         392,504        226,462        633,724         67,396

  Net additions to investments from investment income and net realized and unrealized appreciation in fair value of
        investments                                                     193,814        163,711        525,193         30,909

  Reductions in investments due to benefit payments and expenses       (130,523)       (55,709)       (86,458)       (22,516)

  New loans to participants                                            (142,720)       (23,840)      (108,325)          --

  Repayments of loans from participants                                 194,647           --            6,428           --

  Transfers, net                                                       (112,068)        22,076         (8,488)        98,442
                                                                    -----------      ---------      ---------        -------

Assets available for benefits at May 31, 1995                         3,076,556      1,452,066      3,990,574        421,480

  Contributions                                                         361,569        285,000        765,629         91,590

  Net additions to (deductions from) investments from investment income (loss) and net realized and unrealized appreciation
       (depreciation)  in fair value of investments                     205,073        275,141      1,207,568         (4,782)

  Reductions in investments due to benefit payments and expenses       (111,186)       (38,057)       (77,356)        (2,356)

  New loans to participants                                            (145,850)       (77,600)      (118,200)        (4,550)

  Repayments of loans from participants                                  96,523         32,447        123,588          5,959

  Transfers, net                                                       (461,041)       423,860         24,056         13,101
                                                                    -----------      ---------      ---------        -------
Assets available for benefits at May 31, 1996                       $ 3,021,644      2,352,857      5,915,859        520,442
                                                                    ===========      =========      =========        =======




                                                                         Participant
                                                                          Loan Fund        Cash          Total
                                                                         -----------       ----          -----
Assets available for benefits at May 31, 1994                              345,944             70      7,422,031

  Contributions                                                               --               --      1,320,086

  Net additions to investments from investment income and net realized and unrealized appreciation in fair value of
        investments                                                           --               --        913,627

  Reductions in investments due to benefit payments and expenses              --               --       (295,206)

  New loans to participants                                                274,885             --           --

  Repayments of loans from participants                                   (201,075)            --           --

  Transfers, net                                                              --               38           --
                                                                          --------           ----    -----------

Assets available for benefits at May 31, 1995                              419,754            108      9,360,538

  Contributions                                                               --               --      1,503,788

  Net additions to (deductions from) investments from investment income (loss) and net realized and unrealized appreciation
       (depreciation)  in fair value of investments                           --               --      1,683,000

  Reductions in investments due to benefit payments and expenses              --               --       (228,955)

  New loans to participants                                                346,200             --          --

  Repayments of loans from participants                                   (258,517)            --          --

  Transfers, net                                                              --               24          --

Assets available for benefits at May 31, 1996                              507,437            132     12,318,371
                                                                          ========           ====     ==========

                                                                   (Continued)

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

(5)    Plan Termination
       Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. If the Plan is terminated, the assets of the Plan shall be distributed to the participants based upon the participants' respective accumulated account balances.

(6)    Income Tax Status
       The Internal Revenue Service has ruled that the Plan qualifies under
          Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualified plan status.

       The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely impact the Plan's qualified status.

(7)    Subsequent Event
       During April 1996, the Plan's trustees selected a new investment manager. Effective June 6, 1996, participant account balances were invested in eight funds, including the IGC Stock Fund in accordance with participants' instructions.

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN


         Item 27(a) - Schedule of Assets Held for Investment Purposes

                                 May 31, 1996




                                                                                                           Current
      Identity of Issuer                       Description of Investment                 Cost               Value
      ------------------                       -------------------------                 ----               -----

Meridian Trust Company                    Short-Term Fixed Income Fund          $      744,465            744,465

Custody First                             Stable Income Collective Investment
                                                Trust                                1,520,562          1,515,468

Fidelity Investment                       Fidelity Magellan Fund                         6,703              5,934

Fidelity Investment                       Fidelity Contra Fund                           5,580              5,950

Fidelity Investment                       Fidelity Growth Company Fund                   5,596              5,969

Custody First                             U.S. Treasury Money Market Fund            8,969,011          8,969,011

*Intermagnetics General
     Corporation                          Common Stock                                 636,818            520,226

Participant Loans                         Loans                                        507,437            507,437
                                                                                --------------         ----------
                                                                                $   12,396,172         12,274,460
                                                                                ==============         ==========










*Indicates that the issuer is a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                Item 27(d) - Schedule of Reportable Transactions

                             Year ended May 31, 1996





                                                                                                           Current Value
                                                                                    Expense                 of Asset on
    Identity of                                    Purchase     Selling   Lease   Incurred with   Cost of   Transaction   Net Gain
  Party Involved       Description of Asset          Price       Price   Rental    Transaction     Asset       Date       or (Loss)
  --------------       --------------------        --------     -------  ------   -------------   -------  -------------  ---------

Fidelity Investment   Fidelity Magellan Fund   $      652,362         -      -            -        652,362       652,362       -

Fidelity Investment   Fidelity Magellan Fund               -   1,859,698     -            -      2,147,998     1,859,698 (288,300)

Fidelity Investment   Fidelity Contra Fund            783,101         -      -            -        783,101       783,101       -

Fidelity Investment   Fidelity Contra Fund                 -   1,984,327     -            -      1,857,082     1,984,327  127,245

Fidelity Investment   Fidelity Growth Company
                         Fund                         857,784         -      -            -        857,784       857,784       -

Fidelity Investment   Fidelity Growth Company
                         Fund                              -   2,014,662     -            -      1,900,084     2,014,662  114,578

Meridian Trust
  Company             Short-Term Fixed Income
                         Fund                       2,984,761         -      -            -      2,984,761     2,984,761       -

Meridian Trust
  Company             Short-Term Fixed Income
                         Fund                              -   4,280,312     -            -      4,280,312     4,280,312       -

Custody First         Stable Income Collective
                         Investment Trust           1,520,562         -      -            -      1,520,562     1,520,562       -

Massachusetts Mutual
  Life Insurance
  Company             Balanced Fund                   697,930         -      -            -        697,930       697,930       -

                                                                                                                        (Continued)


              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                            Year ended May 31, 1996


                                                                                                           Current Value
                                                                                    Expense                 of Asset on
    Identity of                                    Purchase     Selling   Lease   Incurred with   Cost of   Transaction   Net Gain
  Party Involved       Description of Asset          Price       Price   Rental    Transaction     Asset       Date       or (Loss)
  --------------       --------------------        --------     -------  ------   -------------   -------  -------------  ---------
Massachusetts Mutual
  Life Insurance
  Company             Balanced Fund            $           -   2,336,856     -            -      2,336,856     2,336,856      -

Custody First         U.S. Treasury Money
                         Market Fund                  748,474         -      -            -        748,474       748,474      -

Custody First         U.S. Treasury Money
                         Market Fund                1,859,698         -      -            -      1,859,698     1,859,698      -

Custody First         U.S. Treasury Money
                         Market Fund                2,014,662         -      -            -      2,014,662     2,014,662      -

Custody First         U.S. Treasury Money
                         Market Fund                1,984,327         -      -            -      1,984,327     1,984,327      -

Custody First         U.S. Treasury Money
                         Market Fund                2,336,856         -      -            -      2,336,856     2,336,856      -

Note:       Reportable transactions, for purposes of this schedule are:

               (a) Individual transactions within the Plan year involving an amount in excess of 5 percent of the fair value of Plan assets at the beginning of the Plan year.

               (b) Series of transactions within the Plan year in which the aggregate amount of the transactions exceeds 5 percent of the fair value of Plan assets at the beginning of the Plan year.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    INTERMAGNETICS GENERAL CORPORATION
                                    IGC SAVINGS PLAN
                                    (Name Of Plan)


                                    By: /s/Carl H. Rosner
                                        --------------------------------
                                         Carl H. Rosner
                                         Trustee


                                    By: /s/Michael C. Zeigler
                                        --------------------------------
                                         Michael C. Zeigler
                                         Trustee


                                    By: /s/Catherine E. Arduini
                                        --------------------------------
                                         Catherine E. Arduini
                                         Trustee


Dated:  November 22, 1996

                                 Exhibit Index


Exhibit                                                               Page

23            Consent Of KPMG Peat Marwick LLP.........................15